Part III: Manner of Operations

Item 7:   Order Types and Attributes

      a. *Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:*

          i. *priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;*

          ii. *conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);*

          iii. *order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;*

          iv. *order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;*

          v. *whether an order type is eligible for routing to other Trading Centers;*

          vi. *the time-in-force instructions that can be used or not used with each order type;*

          vii. *the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and*

          viii.   *the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.*

Order Types

The ATS only accepts limit orders. For clarity, the ATS does not accept market orders and the ATS does not offer pegged order instructions. ~~The ATS rejects any order with a limit price outside the prevailing price band for the relevant security, including, for clarity, buy or sell orders priced either above the upper band or below the lower band. See Part III Item 11 for a further discussion of the ATS' price bands.~~

By default, orders submitted to the ATS may both add and remove liquidity from the

ATS. Both Brokerage Customers and Liquidity Providers may designate their orders as "add liquidity only" ("**ALO**") orders. Orders that include ALO instructions will never remove liquidity from the ATS. Where, upon receipt, an ALO order is marketable against resting orders on the ATS, the ATS will accept the ALO order for further processing as a post-only order (i.e., the order will not be crossed against the existing contra-side interest).

Time-in-Force

The ATS accepts orders with the following time-in-force ("**TIF**") instructions: (i) "day" (i.e., good for the duration of the trading session), (ii) immediate or cancel ("**IOC**") and (iii) good-til-time ("**GTT**"). Orders submitted with TIF instructions of longer than day (*e.g.*, GTT with an expiration time after ATS trading hours) are treated as day orders by the ATS and cancelled back at the end of the trading session.

Priority

The ATS ranks resting orders based on the following factors in the following order: (i) price; (ii) time; and (iii) size. Where a Brokerage Customer's order is on price parity with a Liquidity Provider's order, the Brokerage Customer's order will have priority. For purposes of time priority, order receipt time for an order received prior to the start of trading is the order's actual time of receipt by the ATS (that is, order receipt time is not adjusted to the start of trading hours).

Where a subscriber modifies the price or size instruction associated with an order (e.g., changing an order's limit price or increasing or decreasing the size of any order), the ATS treats the order as received at the time of modification.

Order Interaction

The ATS will apply the priorities detailed above with respect to eligible orders and prices only. To the extent an order entered into the ATS may not, by law, rule, regulation or the terms of the order, (i) be crossed with another order or (ii) be crossed at a particular price, then such orders will be ineligible for matching or, where applicable, the price adjusted to a permissible price.

In the event of a match, the order deemed to be removing liquidity receives all available price improvement. For two given orders to a match, the order received first by the ATS is deemed to be adding liquidity.

Order Routing

The ATS does not route-out. All orders not executed in the ATS are cancelled back to the subscriber.

b. *Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If no, identify and explain any differences.

Orders submitted to the ATS by Liquidity Providers may not interact with orders submitted to the ATS by other Liquidity Providers (including, for clarity, other orders submitted by such Liquidity Provider). Orders submitted to the ATS by Brokerage Customers may interact with both orders submitted to the ATS by Liquidity Providers and orders submitted to the ATS by other Brokerage Customers, but may not interact with other orders submitted by the same Brokerage Customer. For orders on price parity, Brokerage Customers' order will have priority over Liquidity Providers' orders.

Item 11: Trading Services, Facilities and Rules

a. *Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.*

The ATS operates as a limit order crossing book and allows customers of IBKR to interact with orders submitted by market makers and other principal trading firms (i.e., the Liquidity Providers) and orders submitted by other customers of IBKR.

The ATS supports trading in certain NMS stocks. IBKR, in its sole discretion, determines whether an NMS stock is eligible for trading in the ATS. IBKR publishes a list of NMS stocks permitted for trading in the ATS on the IBKR website. The ATS rejects any order in an unsupported security.

~~The ATS employs price bands throughout each trading session. The ATS will reject any order with a limit price outside the relevant price bands. Except where otherwise identified by IBKR, the price band for a given security is the narrower of (i) 90% of FINRA's clearly erroneous thresholds for after-hours trading (the "**FINRA Band**") and (ii) the CME Group U.S. equity index price limits (the "**CME Band**," the narrower of the FINRA Band and the CME Band for a given security, the "**Outer Price Band**"); provided, however, that for leveraged exchange-traded products ("**ETP**"), the Outer Price Band is multiplied by the security's leverage ratio (see below for an example). IBKR may, in its discretion, apply a price band that is narrower than the Outer Price Band due to unanticipated market conditions. For instance, IBKR may subject a security to a narrower price band due to a trading halt in one or more local markets that are open during the ATS' trading hours. IBKR will not apply a price band that is wider than the Outer Price Band. IBKR may elect to apply a price band to a security that is narrower than the security's Outer Price Band prior to the start of the trading session or after the ATS has commenced trading.~~

~~IBKR publishes the manner in which~~ the price bands are calculated on the IBKR ~~website (including, for clarity, the manner in which the Outer Price Bands are calculated). IBKR does not disseminate the given price band for a security; rather, orders placed with a limit price outside the security's price band will be rejected~~ by ~~the ATS~~ with a message indicating the applicable price band. In the event IBKR ~~narrows a price band during a trading session, orders resting in the ATS that are priced outside the narrowed price band will be cancelled.~~

~~For the ATS price bands, the reference price is the security's closing price as~~

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~~disseminated by the security's primary listing exchange or, where a such a closing price was not disseminated, the last disseminated trade for the security during regular trading hours. Except where IBKR elects to narrow the price band for a security after the start of the ATS' trading session, a security's price band remains static for the relevant trading session. For instance, assume security XYZ's closing price (as disseminated by XYZ's listing exchange) was $50.00. Further, assume the security's FINRA Band is 9% and the security's CME Band is 7%, such that the CME Band will apply. In this scenario, XYZ's Outer Price Band is $46.50 to $53.50 (that is, $50.00 plus/minus $3.50) and will apply for the entirety of the relevant trading session (except, for clarity, where IBKR implements a narrower price band). Accordingly, the ATS will reject any order with a limit price below $46.50 and any with a limit price above $53.50. For clarity, in the above scenario the ATS will accept orders with a $46.50 or $53.50 limit price. For reference, if XYZ was a leveraged ETP with a 2:1 leverage ratio, its Outer Price Band would instead be $43.00 to $57.00 (that is, $50.00 plus/minus $7).~~

~~Where, after the start of trading, IBKR implements a price band that is narrower than the Outer Price Band, the ATS will cancel any resting order priced outside the revised price band. Accordingly, in the above scenario, if IBKR elected to narrow the price band for XYZ to $47.00 by $53.00, the ATS would cancel any resting buy order with a limit price of $46.99 or lower and any resting sell with a limit price of $53.01 and higher.~~

~~The ATS resets the price band for each trading session.~~

b. *Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If no, identify and explain any differences.

All orders submitted by Brokerage Customers, including Dual Role Subscribers when acting as Brokerage Customers, pass through the SOR. Liquidity Providers may access the ATS via FIX connection to the SOR or via direct FIX connection. Where a Dual Role Subscriber accesses the ATS via the SOR, the User ID associated with the relevant FIX session dictates whether the Dual Role Subscriber is accessing the ATS in its capacity as a Brokerage Customer or as a Liquidity Provider.

Orders submitted to the ATS by Liquidity Providers may not interact with orders submitted to the ATS by other Liquidity Providers. Orders submitted to the ATS by Brokerage Customers may interact with both orders submitted to the ATS by Liquidity Providers and orders submitted to the ATS by other Brokerage Customers, but may not interact with other orders submitted by the same Brokerage Customer.

For orders on price parity, Brokerage Customers' orders have priority over Liquidity Providers' orders.

c. *Explain the established, non-discretionary rules and procedures of the NMS Stock*

ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Priority: The ATS ranks resting orders based on the following factors in the following order: (i) price; (ii) time; and (iii) size. Where a Brokerage Customer's order is on price parity with a Liquidity Provider's order, the Brokerage Customer's order will have priority.

Price Improvement: In the event of a match, the order deemed to be removing liquidity receives all available price improvement. For two given orders to a match, the order received first by the ATS is deemed to be adding liquidity.

Compliance with Applicable Law: To the extent that any ATS order may not, by law, rule, regulation or the terms of the order, be crossed with another order, or may not be crossed at a particular price, then such orders will be ineligible for matching. The ATS will apply the priorities detailed above with respect to eligible orders and prices only. In certain circumstances, orders may be ineligible to interact with certain other orders. Orders submitted at prices that are impermissible by law or rule (e.g., Rule 612 of Regulation NMS) will be rejected.

The requirements of Regulation SHO, as applicable, apply to orders submitted to the ATS. However, as the national market system plan does not disseminate a national best bid during the hours of the ATS' trading session, the "circuit breaker" restrictions of rule 201 of the Exchange Act do not, by their terms, apply to activity in the ATS.

Trading Errors: Trading errors resulting from executions in the ATS are recorded in IBKR's error accounts. IBKR views trading errors as transactions in the wrong security or side of the market, executions outside an order's limit price, and executions at clearly erroneous prices. Potential trading errors can be raised by Brokerage Customers, Liquidity Providers or IBKR personnel. After evaluating the activity to confirm a bona fide error, the Order Desk can correct the error in a manner that attempts to place the subscriber in the same position had the error not occurred. IBKR exercises discretion in determining whether an execution was at a clearly erroneous price.

d. *Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

Item 20: Suspension of Trading

a. *Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.*

IBKR may suspend trading in the ATS (whether for a specific security or for the ATS generally) due to a regulatory halt or technology issue impacting the ATS (e.g., connectivity issues) including where a security has been halted through the close of regular trading hours. Where technology issues impact the ATS, IBKR personnel will review the severity of the technology issue (e.g., systems impacted, whether backup systems may be used, etc.), including the relevant securities impacted (e.g., all NMS stocks, an individual NMS stock, other) in determining whether to suspend trading in the ATS (including whether to suspend trading for all or only a subset of NMS stocks). Resting orders are not cancelled during a suspension of trading; *rather*, the ATS ceases to match orders and effect transactions. Order receipt time for orders received prior to or during a suspension in trading is the order's actual time of receipt by the ATS (that is, order receipt time is not adjusted to the start of trading hours or resumption of trading). ~~A security's price band is not affected by a suspension of trading and will remain the same post-suspension (although, for clarity, IBKR may elect to implement a narrower band following a trading suspension).~~

IBKR may also suspend trading in certain symbols in order to avoid triggering the "Order Display" and "Fair Access" requirements of Regulation ATS and the requirements applicable to SCI ATSs under Regulation SCI.

b. *Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker- Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

Item 23: Market Data

a. *Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.*

~~IBKR's systems utilize direct~~ **The ATS does not use** market data ~~feeds received from each national securities exchange solely to determine the permitted price band for the ATS~~**in connection with its trading operations**.

b. *Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.